SUPPLEMENT DATED JULY 10, 2023
To the following variable annuity prospectuses:
Allianz Index Advantage+ IncomeSM
Allianz Index Advantage+ NFSM
Allianz Index Advantage+SM
Dated May 1, 2023

ISSUED BY
Allianz Life Insurance Company of North America and Allianz Life Variable Account B
This supplement updates certain information contained in the prospectus and should be attached to the prospectus and retained for future reference.

The following applies to Contracts issued in Montana.

If you take a partial withdrawal that reduces the Contract Value below $2,000, we contact you and give you the option of modifying your withdrawal request. If we cannot reach you within seven days of our receipt of your request in Good Order at our Service Center, we process your request as a full withdrawal.

PRO-005-0523
(IAIP-003, INFP-003, IXAP-003)